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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                                                            --------------------
          NOTIFICATION OF LATE FILING                       | SEC FILE NUMBER  |
                                                            |     0-19753      |
                                                            --------------------
(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   --------------------
                     [X] Form 10-QSB  [_] Form N-SAR        |   CUSIP NUMBER   |
                                                            |                  |
     For Period Ended September 30, 1996                    --------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

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 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registrant Information

     Full Name of Registrant:  Gothic Energy Corporation
     Former Name if Applicable:  N/A
     Address of Principal Executive Office (Street and Number):
          5727 South Lewis Avenue, Suite 700
          Tulsa, Oklahoma 74105
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If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

     (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                At September 30, 1996, the Registrant was not in compliance with its secured bank loan agreement requiring a 1:1 ratio of current assets to current liabilities. The Registrant has obtained a waiver of that breach from the bank; however, the completion of the report by the Registrant was delayed by the need to obtain the waiver.

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Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification

                  William S. Clarke, Esquire - (609) 921-3663

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             [X] Yes       [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [_] Yes       [X] No
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        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Gothic Energy Corporation
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



                                        Gothic Energy Corporation



Date: November 13, 1996            By:  /s/ MICHAEL K. PAULK
                                        ----------------------------------
                                        Michael K. Paulk, President





INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.